DRIVER MANAGEMENT COMPANY LLC

Dear Fellow Shareholders,

Driver Management Company LLC (together with its affiliates, "Driver" or "we") is the largest shareholder of First United Corporation ("First United" or the "Company"). We have spent the past year advocating for First United to articulate a coherent business strategy, change its repressive corporate governance practices to give shareholders more rights and explore strategic alternatives, including a sale to a stronger banking institution. Unfortunately, First United has refused to take those any of those steps, instead opting to remain committed to a standalone plan – directed by the same people – that resulted in massive destruction of shareholder value in the wake of the 2008-2009 financial crisis.

Driver believes the case for urgent change in First United's boardroom could not be clearer today, as the American economy enters a period of crisis that is already worse than the Great Recession in terms of the speed and magnitude of jobs lost. The incumbent directors have already proven their inability to preserve and protect shareholder value during such a downturn. Their demonstrated incompetence and self-interested ways already led shareholders to endure years of underperformance and a prolonged period without any dividend.

The good news for shareholders is that there is no need to continue settling for an entrenched, ill-equipped Board of Directors (the "Board"). To facilitate the change immediately needed in the boardroom, Driver has nominated a slate of three highly-qualified, independent nominees for election to First United's eleven-member Board at the Company's 2020 Annual Meeting of Shareholders (the "Annual Meeting) on June 11, 2020. We are urging shareholders to vote for our entire slate – Michael J. Driscoll, Ed.D, Ethan C. Elzen and Lisa Narrell-Mead – on the **WHITE** proxy card.

As you might expect when entrenched interests are threatened, the Board is going to great lengths to disparage Driver, misrepresent our unaffiliated nominees' integrity and preclude us from engaging directly with all shareholders. To cut through this smokescreen, we are providing shareholders with the opportunity to hear directly from our nominees about their qualifications and vision for First United. We are publishing candid Q&As with each of our nominees, even though First United has opted to not take such a step (in this election contest or at any point in recent memory).

LEARN ABOUT THE STRONG FINANCIAL SECTOR EXPERIENCE AND REGIONAL TIES THAT DR. DRISCOLL WOULD BRING TO THE BOARD



Driver believes Dr. Driscoll would bring a host of sorely-needed qualifications to the Board, including extensive banking sector experience, capital markets experience and a broad regional perspective. He has a deep understanding of First United's markets and the region's overall economy due to his role at Mount St. Mary's University in Maryland.

Question #1: Why do you want to join the Board?

Dr. Driscoll: As a Maryland resident and dean of the business school at Mount St. Mary's University, I am very motivated by the opportunity to help a regional institution better serve its shareholders, customers, and the communities it operates in. The Board currently has only two directors with prior experience in the banking sector, which seems insufficient for a bank during these volatile times. The Board's average director tenure is also more than 15 years, rendering a majority of the directors "stale" based on criteria set by independent proxy advisory firms. I see a clear opportunity to improve First United's corporate governance by deepening the Board's banking sector expertise and encourage other enhancements, ranging from bylaw improvements to modernizing director-shareholder engagement.

Question #2: Since First United already has many individuals from the community on its Board, can you really add value?

Dr. Driscoll: If elected to the Board, I would be the only director with leadership experience at a respected local university's business school. My role at Mount St. Mary's University affords me very unique insight into regional economic activity and the talent market. I would welcome the opportunity share my analysis and research findings with the Board and help enhance recruiting strategies at local universities, where I have many relationships. There is no doubt in my mind that the Board can make more informed, strategic decisions if it had access to a broader set of local perspectives related to the regional economy and the talent coming out of local colleges and business schools.

Question #3: How does your career on Wall Street benefit First United and shareholders?

Dr. Driscoll: In my view, there is no substitute for the practical financial services experience that the Board presently lacks. I previously spent thirty years working across the banking, investment management, and corporate sectors. My extensive experience investing in and trading bank securities provides me unique insight into the types of governance, financial and strategy considerations that the Board should be prioritizing moving forward. I also bring strong knowledge of fiscal and monetary policy dynamics that can help the Board navigate what may be a period of significant government intervention during and after this pandemic.

Question #4: Should shareholders be concerned about adding three new directors to the Board now, in light of the COVID-19 pandemic?

Dr. Driscoll: Given that First United struggled mightily during the last financial crisis prior to receiving a government bailout and ending its common stock dividend, I think shareholders should have concerns about the Board's ability to navigate the go-forward environment. Many of the individuals on the Board right now were at First United during the aforementioned period. My background helping institutions navigate the 2001-02 downturn and 2008-09 recession can help the Board install policies and procedures for better overseeing management this time around. I think the current environment also requires a bank to have an independent and strong board of directors, so I want to help the Board assess the merits of splitting up the Chairman and Chief Executive Officer roles currently held by Carissa Rodeheaver. Separating the roles has become a corporate governance norm across Corporate America.

Question #5: Do you believe First United should explore a sale?

Dr. Driscoll: It is premature for me to have a view on whether a sale is in the best interests of shareholders. If elected to the Board, I intend to evaluate First United's current standalone strategy relative to any strategic alternatives that may exist. I would enter the boardroom with a completely open mind and no pre-conceived biases.

LEARN ABOUT THE VALUABLE BANKING SECTOR EXPERIENCE AND PERSPECTIVES THAT MR. ELZEN WOULD BRING TO THE BOARD



Driver believes Mr. Elzen would add a number of valuable qualifications to the Board, including additive banking sector experience, e-commerce and online financial services knowledge, as well as corporate transaction and turnaround experience. His extensive banking sector background can help First United move beyond the narrow scope of its current geographic footprint and business model to help unlock new opportunities for all stakeholders.

Question #1: Why do you want to join the Board?

Mr. Elzen: I see a tremendous opportunity to bring banking sector experience, FinTech and e-commerce knowledge, and an understanding of transactions to a Board that appears ill-equipped to lead First United into the future. I have spent the majority of my career helping banks and financial services companies execute transactions, turnarounds and growth strategies. You could say that I specialize in helping institutions navigate transformative periods. When I look at First United, I see an institution that is failing to adapt to the modern banking environment that demands efficiency, flexibility and a technology strategy appropriately tailored to the business. Those are long-term problems for shareholders – ones that need to be solved.

Question #2: What near-term opportunities do you see to improve First United and put it on better footing?

Mr. Elzen: If elected to the Board, I would like to work with the other directors to determine how we can address what appears to be First United's costly operating inefficiencies. For examples, many of First United's 32 locations in Maryland are within a few miles of one another, indicating that hundreds of thousands of dollars per year could be going to waste on each location that is potentially geographically redundant. A review of basic census data also indicates that half of First United's costly and expansive brick-and-mortar footprint is in areas where populations are shrinking. An analytical, data-driven review must be conducted to ensure shareholders' capital is being deployed in an efficient manner as more consumers gravitate toward online banking (especially amidst the COVID-19 pandemic).

Question #3: Can you clear up First United's statements about your former employer – Colorado Federal Savings Bank ("Colorado Federal") – having regulatory problems during your tenure?

Mr. Elzen: I was very disappointed to see that First United tried to mislead shareholders about my integrity and tenure at Colorado Federal. The truth is that Colorado Federal was in pretty rough shape when its current owner bought it in 2008 and, unfortunately, the bank was still grappling with material problems when I joined in 2013 to help turn things around. One of the first things that I did was work with regulators to identify the full scope of the problem and establish a plan for resolving legacy issues. A crucial aspect of that process was remediating a written agreement with the Comptroller of the Currency (OCC) in 2014 in under 21 months. I pride myself on being a problem solver with turnaround experience, so I am proud of what I helped accomplish at Colorado Federal.

Question #4: Colorado Federal is not an ordinary bank: how is the bank different from First United and how would your experience shape your views as a director at First United?

Mr. Elzen: For one, Colorado Federal is primarily owned by one individual, so accountability was something that we took extremely seriously. Colorado Federal is also an online-only bank, so we spent a lot of time working on the best way to use technology – both on the customer-facing and back office sides – to grow margins. This said, we never stopped analyzing the pros and cons of branches and the different approaches to branch banking.

Question #5: Do you believe First United should explore a sale?

Mr. Elzen: I have no preconceived view about whether a sale is in the best interests of shareholders. If elected to the Board, I want to evaluate First United's business plans, capabilities and standalone prospects – and then compare those to any alternative routes that the Board may be considering. In all instances, I would want to work alongside my fellow directors in a collegial and open manner to determine what is best for shareholders.

LEARN ABOUT THE DIVERSE BANKING, LEGAL AND BOARD SERVICE QUALIFICATIONS THAT MS. NARRELL-MEAD WOULD BRING TO THE BOARD



Driver believes Ms. Narrell-Mead would bring a number of qualifications to the Board that are currently lacking, including deep banking sector experience in the areas of strategic planning, risk management, regulatory compliance, law and talent management. Her comprehensive legal and sector experience would provide practical insight into how similarly situated financial institutions have enhanced efficiency and profitability while serving stakeholders.

Question #1: Why do you want to join the Board?

Ms. Narrell-Mead: I enjoy serving in a director role as it affords me the ability to add value to an organization and its shareholders. As someone who has served on the boards of banks/trust companies, worked directly with the board of a large regional bank and consulted for many others, I see an exciting opportunity to help enhance First United's executive compensation policies, human capital management protocols, corporate governance and culture. I can also offer unique perspectives to help the Company better navigate and rebound from the COVID-19 crisis, particularly in light of my experience helping other banks effectively manage their people, resources and processes during this challenging time.

Question #2: You are from Birmingham, Alabama – how does that make you well-suited to be a director of a bank based in Oakland, Maryland?

Ms. Narrell-Mead: Honestly, about the same as it prepared me to be a successful director of banks in New Orleans, Louisiana and Denver, Colorado. It is obviously important for regional banks to have qualified people from the communities they serve on their boards of directors, but First United should not solely rely on those types of individuals. Sector experience is important, particularly as relates to governance. Boards are always in danger of falling prey to groupthink when they dismiss diversity – including geographic diversity – while assembling directors. I think I can bring fresh but knowledgeable thinking to First United's boardroom.

Question #3: How has your background as a lawyer made you a better financial services executive and consultant?

Ms. Narrell-Mead: Well, I like to say that you never really stop being a lawyer and my legal training and experience continues to be extremely valuable in everything I do. The biggest thing I continue to draw on is the problem solving skills you develop as a lawyer. Right now, in my role as Chief Executive Officer of Everett Advisory Partners, I am spending a lot of time helping banks navigate these unprecedented times – and certainly my legal background (and my experience dealing with regulators) has been a tremendous help when analyzing the pros and cons of participating in the various government relief programs organized by the Federal Reserve and Treasury Department.

Question #4: You have a reputation as an independent thinker while maintaining collegial working relationships – has that come naturally to you or have you developed that over your professional career?

Ms. Narrell-Mead: Probably a little of both. By nature, I have a questioning attitude and a bit of an independent streak. I have never been the type of person that walks a party line or endorses business practices just because they have been in place for a long time. On the other hand, I realize that as one person on a board of ten or eleven, you cannot be effective unless you can understand another point of view and be able to listen, communicate with other directors and explain your point of view in a clear, compelling fashion. If elected to the Board, I would welcome the opportunity to build relationships with the other directors and to be an independent voice in discussions about how to enhance alignment of interest with shareholders and instill a culture of accountability and innovation.

Question #5: Do you believe First United should explore a sale?

Ms. Narrell-Mead: It would be completely inappropriate for me to have a pre-set view on any hypothetical transaction. I need to get under the hood in the boardroom before making any determination about whether a sale is advisable. If elected to the Board, I will join with only one unbreakable commitment: always acting in the best interests of shareholders.

SHAREHOLDERS HAVE A TREMENDOUS OPPORTUNITY AT THIS YEAR'S ANNUAL MEETING TO ADD THREE INDIVIDUALS WITH A DEMONSTRATED HISTORY OF BANKING EXPERIENCE TO THE BOARD

Driver believes the choice at this year's Annual Meeting is clear. The decision for shareholders ultimately comes down to this: a vote for the same directors who oversaw a drastic destruction in value in the last recession, deprived you of a dividend for almost eight years and refused to contemplate selling the Company when First United's stock price was at decade highs, or a vote for well-credentialed and integrity-rich individuals who are capable, independently-minded and highly qualified.

As a reminder, we urge shareholders to vote for our slate of three nominees on the **WHITE** proxy card. Our three director candidates are fully committed to bringing accountability, sound judgement and true banking sector experience to a Board that has spent far too long putting its own interests ahead of those of shareholders. You can learn more about our slate and obtain additional voting information at www.RenovateMyBank.com.

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC